UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Plug Power Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72919P202
(CUSIP Number)

Hyungkyun Kwon
SK Holdings Co., Ltd.
26, Jong-ro, Jongno-gu
Seoul, The Republic of Korea
Tel: +82-2-2121-5114

with a copy to:

Jin Hyuk Park
Simpson Thacher & Bartlett LLP
ICBC Tower – 35th Floor
3 Garden Road, Central
Hong Kong, China
Tel: +852 2514 7665
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Grove Energy Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,966,188

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
54,966,188

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Plutus Capital NY, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
PNES Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Americas, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Plug Power Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 968 Albany Shaker Road, Latham, New York 12110.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: (i) Grove Energy Capital LLC, a Delaware limited liability company (“Grove Energy”), (ii) Plutus Capital NY, Inc., a Delaware corporation (“Plutus”), (iii) PNES Investments, LLC, a Delaware limited liability company (“PNES”), (iv) SK E&S Americas, Inc., a Delaware corporation (“SK E&S Americas”), (v) SK E&S Co., Ltd., a company organized under the laws of the Republic of Korea (“SK E&S”), and (vi) SK Holdings Co., Ltd., a company organized under the laws of the Republic of Korea (“SK Holdings”).

The address of the principal business office of each of the Reporting Persons is:

Grove Energy Capital LLC
55 East 59th St. 11th Fl.
New York, NY 10022

Plutus Capital NY, Inc.
55 East 59th St. 11th Fl.
New York, NY 10022

PNES Investments, LLC
1980 Post Oak Blvd
Suite 2000
Houston, TX 77056

SK E&S Americas, Inc.
1980 Post Oak Blvd
Suite 2000
Houston, TX 77056

SK E&S Co., Ltd.
26, Jong-ro, Jongno-gu
Seoul, The Republic of Korea

SK Holdings Co., Ltd.
26, Jong-ro, Jongno-gu
Seoul, The Republic of Korea

Information regarding each director and executive officer of Plutus, SK E&S Americas, SK E&S and SK Holdings is set forth on Schedule I attached hereto.

(c) The principal business of Grove Energy is to make investment in the Common Stock reported herein.  The principal business of Plutus is to make investment in energy sectors in the United States. The principal business of PNES is to make investment in the Common Stock reported herein. The principal business of SK E&S Americas is oil and gas and energy solution business. The principal business of SK E&S is global LNG business, renewable energy and energy solution business. The principal business of SK Holdings is to make investments as a holding company.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On January 6, 2021, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Grove Energy, Plutus and SK E&S Americas, each of which is a subsidiary of SK Holdings, in connection with a strategic partnership. Pursuant to the Purchase Agreement, the Issuer agreed to sell to Grove Energy 54,966,188 shares of the Issuer Common Stock at a purchase price of $29.2893 per share, or an aggregate purchase price of approximately $1.6 billion (the “Transaction”).  The Transaction closed on February 24, 2021.

The payment of the aggregate purchase price by the Grove Energy described above was funded by capital contributions and shareholder loans by SK Holdings and SK E&S, which were from working capital (in the case of SK Holdings) and proceeds from financing facilities (as discussed in Item 6 herein) and working capital (in the case of SK E&S).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Dr. Kyungyeol Song, an employee of SK E&S, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 572,446,739 shares of Common Stock issued and outstanding as of February 24, 2021.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Grove Energy directly holds 54,966,188 shares of Common Stock.

Grove Energy is owned by Plutus and PNES. Plutus is wholly-owned by SK Holdings. PNES is wholly-owned by SK E&S Americas.  SK E&S Americas is wholly-owned by SK E&S. 90% of the issued and outstanding common stock of SK E&S is owned by SK Holdings.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Investor Agreement

On February 24, 2021, in connection with the entering into of the Purchase Agreement, the Issuer, Grove Energy, SK Holdings and SK E&S entered into an Investor Agreement (the “Investor Agreement”) providing for certain rights and restrictions relating to the investment by the Purchasers.

Board Representation. The Investor Agreement provides that Grove Energy will be entitled to designate one person (the “SK Designee”) to be appointed to the Issuer’s Board. The SK Designee was appointed to the Board effective as of the closing of the Transaction (the ‘Closing”) for a term expiring at the Issuer’s 2023 annual meeting of stockholders. Grove Energy will have the right to require the Board to nominate a SK Designee for election to the Board by the stockholders of the Issuer at subsequent annual stockholder meetings until the earliest of (i) the date on which Grove Energy and affiliates beneficially own less than 4.0% of the issued and outstanding Common Stock, (ii) the second anniversary of the Closing in the event that the parties to the JV Agreement have not entered into a definitive joint venture agreement with respect to the Proposed Asia JV (the “Definitive Asia JV Agreement”), and (iii) any expiration or termination of the Definitive Asia JV Agreement (the “Director Period”).

Standstill Obligations. The Investor Agreement provides that Grove Energy, SK Holdings, SK E&S and their respective affiliates (“SK Parties”) are subject to a standstill provision until the later of (i) the expiration of the Director Period, (ii) the second anniversary of the Closing, and (iii) the date on which Grove Energy and affiliates beneficially own less than 5.0% of the issued and outstanding Common Stock (the “Standstill Period”). During the Standstill Period, the SK Parties will not, among other things and subject to specified exceptions: (a) acquire any securities of the Issuer (except for purchases of Common Stock in the public market to the extent necessary to reverse any decrease in such parties’ percentage ownership of the issued and outstanding Common Stock resulting solely from a net increase in the number of shares of issued and outstanding Common Stock); (b) propose any merger, consolidation, business combination, tender offer or similar transaction involving the Issuer; (c) solicit proxies or consents to vote any securities of the Issuer; (d) form, join or participate in any group (as such term is used in the rules of the Securities and Exchange Commission (the “SEC”)); or (e) seek to call a meeting of the stockholders of the Issuer or propose any matter to be voted upon by the stockholders of the Issuer.

Transfer Restrictions. The Investor Agreement also provides that, for a period ending on the second anniversary of the Closing, the SK Parties will be prohibited from transferring any Common Stock. If immediately following the second anniversary of the Closing, either (i) the Director Period remains in effect or (ii) the Definitive Asia JV Agreement has been executed and remains in effect, then, until the third anniversary of the Closing, the SK Parties may transfer a number of shares of Common Stock not exceeding, in the aggregate in any 90-day period, 2.0% of the issued and outstanding shares of Common Stock as of the first date in such 90-day period. If immediately following the second anniversary of the Closing, both (i) the Director Period has ended and (ii) the Definitive Asia JV Agreement has not been executed or otherwise is not in effect, then the SK Parties may transfer any amount of Common Stock. From and after the third anniversary of the Closing, the SK Parties may transfer any amount of Common Stock. The SK Parties will also be generally prohibited from transferring Common Stock to (a) any competitor of the Issuer (as determined by the Board) or (b) any person that together with its affiliates would, after giving effect to such transfer, beneficially own 5.0% or more of the issued and outstanding Common Stock.

Voting Obligations. The Investor Agreement also provides that, during the Standstill Period, Grove Energy will vote all of its shares of Common Stock (i) for all Board-recommended director nominees and (ii) on each other matter brought to a vote of the Issuer’s stockholders, in accordance with the recommendation of the Board on such matter. Under the Investor Agreement, Grove Energy has granted a proxy to the Issuer to vote all such shares of Common Stock in the event that it does not vote such shares at least ten (10) days prior to the date of any meeting of stockholders.

Registration Rights. The Investor Agreement includes customary resale shelf registration rights for Grove Energy that require the Issuer to register the Common Stock held by Grove Energy for resale.

The description of the Investor Agreement in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Loan Agreement

On January 27, 2021, in connection with financing the Transaction, SK E&S and the Korea Development Bank entered into a Loan Agreement pursuant to which SK E&S borrowed a bridge loan of $120,000,000 from the Korea Development Bank.

SK E&S CP Purchase Agreement

On January 20, 2021, in connection with financing the Transaction, SK E&S and Samsung Securities Co., Ltd. entered into a SK E&S CP Purchase Agreement pursuant to which SK E&S issued a commercial paper for the total purchase price of KRW70,000,000,000 to Samsung Securities Co., Ltd.

Commercial Paper Purchase Agreement

On January 20, 2021, in connection with financing the Transaction, SK E&S and HI Investment & Securities Co., Ltd. entered into a Commercial Paper Purchase Agreement pursuant to which SK E&S issued a commercial paper for the purchase price of KRW49,966,232,880 to HI Investment & Securities Co.

Commercial Paper Purchase Agreement

On January 25, 2021, in connection with financing the Transaction, SK E&S and HI Investment & Securities Co., Ltd. entered into a Commercial Paper Purchase Agreement pursuant to which SK E&S issued a commercial paper for the purchase price of KRW99,937,534,257 to HI Investment & Securities Co.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 8, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B
Investor Agreement, dated as of February 24, 2021, by and between the Issuer and Grove Energy, Plutus and SK E&S Americas (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2021).

Exhibit C	Loan Agreement, dated as of January 27, 2021, by and between SK E&S and the Korea Development Bank (filed herewith).

Exhibit D	SK E&S CP Purchase Agreement, dated as of January 20, 2021, by and between SK E&S and Samsung Securities Co., Ltd. (filed herewith).

Exhibit E	Commercial Paper Purchase Agreement, dated as of January 20, 2021, by and between SK E&S and HI Investment & Securities Co., Ltd. (filed herewith).

Exhibit F	Commercial Paper Purchase Agreement, dated as of January 25, 2021, by and between SK E&S and HI Investment & Securities Co., Ltd. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

GROVE ENERGY CAPITAL LLC

By:	/s/ Kwon, Hyungkyun
Name:	Kwon, Hyungkyun
Title:	President & CEO

PLUTUS CAPITAL NY, INC.

By:	/s/ Shin, Jungho
Name:	Shin, Jungho
Title:	President & CEO

PNES INVESTMENTS, LLC

By:	/s/ Lee, Jung Myung
Name:	Lee, Jung Myung
Title:	Authorized Representative

SK E&S AMERICAS, INC.

By:	/s/ Lee, Jung Myung
Name:	Lee, Jung Myung
Title:	CEO & President

SK E&S CO., LTD.

By:	/s/ Choo, Hyeong Wook
Name:	Choo, Hyeong Wook
Title:	President & CEO

SK HOLDINGS CO., LTD.

By:	/s/ Jang, Dong-Hyun
Name:	Jang, Dong-Hyun
Title:	President & CEO

[Plug Power Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Plutus Capital NY, Inc.

The name and principal occupation of each director and executive officer of Plutus Capital NY, Inc. are set forth below. The address for each person listed below is c/o Plutus Capital NY, Inc., 55 East 59th St. 11th Fl. New York, NY 10022. All executive officers and directors listed are citizens of the Republic of Korea other than Mr. Craig L. Sheldon, who is a citizen of the United States.

OFFICERS:

Name	Present Principal Occupation or Employment
Shin, Jungho	Executive Vice President of SK Holdings

Chung, Yoonsik	Vice President of SK Holdings

Sheldon, Craig L.	Secretary of Plutus

DIRECTORS:

Name	Present Principal Occupation or Employment
Chai, Joonsik	Vice President of SK Holdings

Kwon, Hyungkyun	Vice President of SK Holdings

Lee, Sunghan*	Project Leader of SK Holdings

* Mr. Lee, Sunghan owns 74 shares of the Common Stock as of the date of this filing. On January 15, 2021, Mr. Lee sold 30 shares of Common Stock at $64.31 per share and, on February 16, 2021, he bought 10 shares at $58.95 per share. These purchases were made on the open market.

  Executive Officers and Directors of SK E&S Americas, Inc.

The name and principal occupation of each director and executive officer of SK E&S Americas, Inc. are set forth below. The address for each person listed below is c/o SK E&S Americas, Inc., 1980 Post Oak Blvd Suite 2000 Houston, TX 77056. All executive officers and directors listed are citizens of the Republic of Korea.

OFFICERS:

Name	Present Principal Occupation or Employment
Lee, Jung Myung	President and Chief Executive Officer of SK E&S Americas

DIRECTORS:

Name	Present Principal Occupation or Employment
Yu, Jeong Joon	President and Chief Executive Officer of SK E&S

Lim, Si Jong	Senior Executive Vice President of SK E&S

Ahn, Jin Soo	Executive Vice President and Chief Financial Officer of SK E&S

Lee, Jung Myung	President and Chief Executive Officer of SK E&S Americas

Yoon, Yea Sun	Vice President (TF Leader) of SK E&S

Executive Officers and Directors of SK E&S Co., Ltd.

The name and principal occupation of each director and executive officer of SK E&S Co., Ltd. are set forth below. The address for each person listed below is c/o SK E&S Co., Ltd., 26 Jong-ro, Jongno-gu, Seoul, the Republic of Korea. All executive officers and directors listed are citizens of the Republic of Korea.

OFFICERS:

Name	Present Principal Occupation or Employment
Yu, Jeong Joon	President and Chief Executive Officer of SK E&S

Choo, Hyeong Wook	President and Chief Executive Officer of SK E&S

Ahn, Jin Soo	Executive Vice President and Chief Financial Officer of SK E&S

DIRECTORS:

Name	Present Principal Occupation or Employment
Yu, Jeong Joon	President and Chief Executive Officer of SK E&S

Choo, Hyeong Wook	President and Chief Executive Officer of SK E&S

Lim, Si Jong	Senior Executive Vice President of SK E&S

Ahn, Jin Soo	Executive Vice President and Chief Financial Officer of SK E&S

Kim, Moo Hwan	Senior Vice President of SK Holdings

Executive Officers and Directors of SK Holdings Co., Ltd.

The name and principal occupation of each director and executive officer of SK Holdings Co., Ltd. are set forth below. The address for each person listed below is c/o SK Holdings Co., Ltd., 26 Jong-ro, Jongno-gu, Seoul, the Republic of Korea. All executive officers and directors listed are citizens of the Republic of Korea.

OFFICERS:

Name	Present Principal Occupation or Employment
Chey, Tae-won	Chairman and Chief Executive Officer of SK Holdings

Jang, Dong-Hyun	President and Chief Executive Officer of SK Holdings

Park, Sung Ha	President and Chief Executive Officer of SK Holdings

Sunghyung Lee	Executive Vice President and Chief Financial Officer of SK Holdings

DIRECTORS:

Name	Present Principal Occupation or Employment
Chey, Tae-won	Chairman and Chief Executive Officer of SK Holdings

Jang, Dong Hyun	President and Chief Executive Officer of SK Holdings

Park, Sung Ha	President and Chief Executive Officer of SK Holdings

Cho, Dae Sik	Director of SK Telecom Co., Ltd.

Ha, Kum Loul	None

Yeom, Jae Ho	Professor Emeritus in Department of Public Administration of Korea University (no office maintained at the university)

Lee, Chan Keun	None

Kim, Byung Ho	None

Jang, Yong Suk	Professor in the Department of Public Administration of Yonsei University, Yeonhui Hall #202, Yonsel University Sinchon Campus, 50 Yonsei-ro, Seodaemun-gu, Seoul, the Republic of Korea

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value per share, of Plug Power Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 8, 2021

GROVE ENERGY CAPITAL LLC

By:	/s/ Kwon, Hyungkyun
Name:	Kwon, Hyungkyun
Title:	President & CEO

PLUTUS CAPITAL NY, INC.

By:	/s/ Shin, Jungho
Name:	Shin, Jungho
Title:	President & CEO

PNES INVESTMENTS, LLC

By:	/s/ Lee, Jung Myung
Name:	Lee, Jung Myung
Title:	Authorized Representative

SK E&S AMERICAS, INC.

By:	/s/ Lee, Jung Myung
Name:	Lee, Jung Myung
Title:	CEO & President

SK E&S CO., LTD.

By:	/s/ Choo, Hyeong Wook
Name:	Choo, Hyeong Wook
Title:	President & CEO

SK HOLDINGS CO., LTD.

By:	/s/ Jang, Dong-Hyun
Name:	Jang, Dong-Hyun
Title:	President & CEO

[Plug Power Inc. – Joint Filing Agreement]

Exhibit B

INVESTOR AGREEMENT

Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2021.

Exhibit C

LOAN AGREEMENT

Attached

LOAN AGREEMENT

Borrower: SK E&S Co., Ltd.

Stamp Duty Amount: Three Hundred Fifty Thousand Korean Won

Electronic Stamp Duty Receipt Attached to Reverse Side

LOAN AGREEMENT

Total Loan Amount: USD 120,000,000-

【Details of Loan Amount】
1.	Korean Won Loan Amount

2.	Korean Won Loan Amount Funded by Foreign Currency

3.	Foreign Currency Loan Amount

Foreign Currency Facilities Loan: USD 120,000,000-

The undersigned Borrower hereby agrees to borrow funds up to the amount stated above from Korea Development Bank (the “Bank”) and perform in good faith each of the provisions set forth in the General Terms and Conditions for Credit Transactions of the Bank and this Agreement.

Article 1 Fixing of Loan Amount

The total amount of the Bank’s loan to the Borrower will be fixed upon initial drawdown of the loan amount for loans to be advanced in lump-sum per their account classifications, or final drawdown of the loan amount for loans to be advanced in installments. The total loan amount shall be fixed by means of payment schedule, receipts and other methods in accordance with the following criteria:

1.	Korean Won Loan Amount: The sum of amounts drawn in Korean Won;

2.
Korean Won Loan Amount Funded by Foreign Currency: The sum of amounts in foreign currency converted from the amount drawn in Korean Won at the exchange rate of _________ as of each respective drawdown date; and

3.	Foreign Currency Loan Amount: The sum of amounts drawn in foreign currency.

Article 2 Repayment Terms

(1)
The Borrower shall pay principal and interest as set forth under each of the following clauses, and if a given calendar month has no date numerically corresponding to a payment date for principal or interest, the payment date shall be the last day of that month, and if a payment date for principal or interest is a bank holiday, such payment date shall be the following business day. (Check (√) the applicable box “□”.)

1.	Principal

☐ Repayment in Installments
__________ shall defer repayment of the loan for _____ years and _____ months from the initial drawdown date, and upon expiry of such deferred payment period, make repayment by __________ method in accordance with a repayment schedule of _____ installments per year for _____ years and _____ months.

☑ Repayment in Lump Sum
 The loan period for the Foreign Currency Facilities Loan shall be from the initial drawdown date to the corresponding date falling ~~_____~~ years and __3__ months afterward, and repayment shall be made in a lump sum at maturity.

2.	Agreed Interest

☐ Floating Rate (subject to Article 3(2) Clause 2 of the General Terms and Conditions of Credit Transactions)

A.
The agreed interest on __________ shall be paid every _____ months in accordance with the interest calculation method prescribed by the Bank by applying the (          ) benchmark as determined by the Bank as of each interest calculation date plus _____% per annum on the outstanding balance from the day following the initial drawdown date (or preceding payment date) to the payment date. In this case, the spread may be adjusted to reflect the Borrower’s credit rating, etc.

B.
The agreed interest on __________ shall be paid every _____ months in accordance with the interest calculation method prescribed by the Bank by applying the (          ) benchmark as determined by the Bank as of the drawdown date (or benchmark adjustment date) plus _____% per annum on the outstanding balance from the day following the initial drawdown date (or preceding payment date) to the payment date. In this case, the benchmark shall be adjusted every (     ) from the drawdown date in accordance with the method prescribed by the Bank, and the spread may be adjusted to reflect the Borrower’s credit rating, etc.

☑ Fixed Rate (subject to Article 3(2) Clause 1 of the General Terms and Conditions of Credit Transactions)

A.
The agreed interest on the Foreign Currency Facilities Loan shall be paid every 3 months in accordance with the interest calculation method prescribed by the Bank by applying the benchmark (3-Month LIBOR) as determined by the Bank as of the drawdown date plus 0.55% per annum on the outstanding balance from the day following the initial drawdown date (or preceding payment date) to the payment date.

B.
The agreed interest on the __________ shall be paid every _____ months in accordance with the interest calculation method prescribed by the Bank by applying an interest rate of ____% per annum on the outstanding balance from the day following the initial drawdown date (or preceding payment date) to the payment date.

C.
The agreed interest on the __________ shall be paid every _____ months in accordance with the interest calculation method prescribed by the Bank by applying an interest rate of ____% per annum on the outstanding balance from the day following the initial drawdown date (or preceding payment date) to the day before the payment date.

D.
The agreed interest on the __________ shall be paid _____ times per year on the outstanding balance from the initial drawdown date (or the day following the preceding payment date) to the payment date during the deferred payment period, and _____ times per year on the outstanding balance from the initial drawdown date (or the day following the preceding payment date) to the day before the payment date while principal is being repaid, by applying the interest rate of _____% per annum in accordance with the interest calculation method prescribed by the Bank.

(2)	Notice of Repayment Schedule

For loans to be repaid in installments, the Bank shall prepare a payment schedule for the total fixed loan amount and provide notice of such payment schedule to the Borrower, guarantor, joint debtor and security provider.

(3)	Default Payment

In the event of delay in performing the debt obligations in this transaction, the Borrower shall make a default payment commensurate to the number of days the Borrower is in default, the amount of which shall be determined in accordance with the calculation method prescribed by the Bank by applying a default payment rate on the amount payable from the day following the date of delay. The default payment rate shall be the agreed interest rate plus the default interest rate. In this case, the maximum default payment rate shall be fifteen (15) % per annum.
-	Default interest rate: Three (3) % per annum

(4)
The calculation of the agreed interest, agreed fees and default payment hereunder shall be calculated on a daily basis based on one (1) year being comprised of 365 days (366 days for a leap year; and as determined by the fund manager, if this loan is a loan of funds under management). However, for foreign currency loans, one (1) year shall be comprised of 360 days.

(5)
The loan products and applicable interest rates have been determined in consideration of the [Borrower’s] business size at the time of this Agreement; accordingly, if there is a subsequent change in the [Borrower’s] business size at the time of a drawdown of the loan, the agreed interest rate may be changed according to any changes in loan products or interest rate terms.

Article 3 Repayment Currency and Applicable Exchange Rate

The currency and exchange rates applicable at the time of payment of principal, interest, agreed fees and default payment shall be as follows for Korean Won loans funded by foreign currency and foreign currency loans:

(1)
The principal, interest, agreed fees and default payment of Korean Won loans funded by foreign currency shall be paid in Korean Won-equivalent amounts converted from the base foreign currency by applying the __________ rate initially announced by the Bank on the date of actual payment; provided that, if so determined by the Bank, such amounts may be paid in the foreign currency.

(2)
The principal, interest, agreed fees and default payment of foreign currency loans shall be paid in the borrowed currency or in Korean Won-equivalent amounts. If paid in Korean Won, such amounts shall be converted from the borrowed currency at the applicable T/T selling rate for major customers at the time of actual payment, and if paid in the borrowed currency, a foreign exchange commission shall be paid as determined by the Bank.

(3)
If it is not possible to verify the exchange rate on the payment date for the principal, interest, agreed fees or default payment, payment shall be made on the basis of a provisional exchange rate as determined by the Bank and any differences shall be subsequently settled once the Bank verifies the exchange rate.

Article 4 Prepayments

(1)
The Borrower may prepay all or part of the loan amount hereunder before the maturity. In such case, the Borrower shall pay a prepayment fee calculated on the basis of the number of remaining days until maturity as follows:

Prepayment Fee = Principal to be Prepaid × Fee Rate (1.4%) × (Number of Remaining Days until Maturity / Loan Period)

(2)	The terms used in Article 4(1) have the following meanings:

1.
“Principal to be Prepaid” shall refer to loan amounts to be prepaid before a repayment date, and shall include loan amounts to be prepaid before an agreed installment payment date for loans to be repaid in installments.

2.
“Number of Remaining Days until Maturity” shall be calculated by the number of days from the day following the date of prepayment to the repayment date. If the loan period exceeds three (3) years, the repayment date shall be the corresponding day falling three (3) years from the initial drawdown date from the account, including any extended term; provided that, for loans to be repaid in installments, the number of remaining days until maturity shall be calculated per each installment amount.

3.
“Loan Period” refers to the number of days in the period from the initial drawdown date from the account to the repayment date; provided that, if the Loan Period exceeds three (3) years, including any extended term, the Loan Period shall be deemed to be three (3) years.

4.	Details of fees, etc. shall be made publicly available on the website of the Korea Development Bank (www.kdb.co.kr).

(3)	The Bank may discount all or a part of the prepayment fee if a prepayment is required by law or government policy or due to any events as separately determined by the Bank.

(4)	Notwithstanding the foregoing, if this loan is a loan of funds under management, its terms shall be as determined by the fund manager.

Article 5 Commitment Fee

(1)
The Borrower shall pay a commitment fee as determined by the Bank if the Borrower makes a drawdown of the loan after the end of the availability period set forth below, which commences from the date of this Agreement.

(2)
The commitment fee shall apply on all undrawn amounts from the day following the date [of the end of the availability period] referenced under Article 5(1) to the day immediately preceding the drawdown date, and shall be paid on the drawdown date or every three (3) months.

1.	Korean Won Loan
A.	_____ % per annum between _____ months and _____ years from the date of this Agreement; and
B.	_____ % per annum after ____ years from the date of this Agreement.

2.	Foreign Currency Loans (including Korean Won loans funded by foreign currency)
A.	0.3% per annum between three (3) and six (6) months from the date of this Agreement;
B.	0.5% per annum between six (6) months and one (1) year from the date of this Agreement; and

C.	1.0% per annum after one (1) year from the date of this Agreement.

(3)	In the event of delay in payment of the commitment fee, the Borrower shall make a default payment in accordance with the provisions of Article 2(3) (Repayment Terms).

Article 6 Loan Receipt

The Borrower shall submit a loan receipt upon drawdown of the loan, except if the loan is deposited in a bank account in the Borrower’s name.

Article 7 Deposits, Claims and Restrictions on Managed Funds

(1)
If the Bank deems it necessary for its fund management purposes, the Borrower shall deposit any borrowed funds to the fund management account of the Bank, and shall claim [such funds] in accordance with the methods determined by the Bank.

(2)	The Borrower agrees to neither assign nor provide as security to any third party the funds deposited for management pursuant to Article 7(1).

Article 8 Payment and Subrogation by Third Party

(1)	If a third party intends to pay all or a part of the Borrower’s debt hereunder by subrogation, the Borrower shall obtain the consent of the Bank.

(2)
For so long as the transaction between the Bank and the Borrower continues, interested persons, including a guarantor, joint debtor, etc., shall not exercise any subrogation rights they may have acquired against the Bank without the consent of the Bank. If the interested persons exercise their subrogation rights simultaneously with the Bank, they shall be paid only after the Bank’s claims have been fully paid.

Article 9 Cancellation of Commitment, etc.

If an event of default under Article 7 of the General Terms and Conditions of Credit Transactions of the Bank occurs with respect to the Borrower or if a drawdown is not made within the availability period as determined by the Bank due to a reason attributable to the Borrower, the Bank may cancel all or a part of the commitment or suspend the drawdown of the loan or withdrawal of managed funds.

Article 10 Obligation to Maintain Ability to Repay

(1)
The Borrower shall maintain appropriate financial ratios as set forth below in order to maintain its ability to repay the obligations arising out of this Agreement. Any separate agreements for improvement of financial structure shall be attached at the end of this Agreement, and the terms of such agreements shall be deemed to be a part of this Agreement.

Type	20 .	20 .	20 .	20 .	20 .
Debt Ratio Equity Capital Ratio ( ) Ratio ( ) Ratio	% % % %	% % % %	% % % %	% % % %	% % % %

(2)	The Borrower shall consult the Bank in advance if it intends to engage in any of the following acts:
1.	Merger, business transfer or assignment, sale or lease of material assets;
2.	Investment in fixed assets for any purpose other than for which the funds under this Agreement are to be used;
3.	Guarantees of other persons’ debt obligations;
4.	Launch of a new business or foreign investment; or
5.	There is a risk of a material change affecting the management of the Borrower, such as a petition for corporate work out or private settlement, etc.

(3)
If the Bank deems that there is significant necessity for the follow-up management of this Agreement for the Borrower to do any of the following acts, the Borrower shall comply with any requests of the Bank so to do:

1.	Sale of the real estate and securities owned by the Borrower;
2.	Investment by the controlling shareholder [of the Borrower];
3.	Capital increase or initial public offering.

(4)	The provisions of each of Article 10(1) to (3) shall apply only if there is a separate agreement between the Borrower and the Bank for such paragraph.

Article 11 Guarantee

The guarantor, who has signed and sealed this Agreement, shall ratify each provision of the General Terms and Conditions of Credit Transactions of the Bank and this Agreement, be jointly liable with the Borrower to perform the obligations under this Agreement and comply with the following regarding the performance of the obligations:

1.	The scope of the guarantee shall include all principal of the loan, interest, default payment and any other incidental liabilities up to a maximum amount.

2.	Any part [of the loan] guaranteed by the following financial institutions or similar institutions shall be excluded from the scope of guarantee referenced in Article 11(1):
•	Banks under the Banking Act and special laws;
•	Korea Credit Guarantee Fund under the Credit Guarantee Fund Act;
•	Korea Technology Finance Corporation under the Korea Technology Finance Corporation Act;
•	Regional Credit Guarantee Foundation under the Regional Credit Guarantee Foundation Act;
•	Korea Trade Insurance Corporation under the Trade Insurance Act;
•	Korea Housing Finance Corporation under the Korea Housing Finance Corporation Act;
•	Korea Housing & Urban Guarantee Corporation under the Housing and Urban Fund Act; and
•	Surety insurance companies under the Insurance Business Act.

3.
The Bank may amend, rescind or terminate any guarantee or security, as necessary for the transaction, with the guarantor’s consent, or when there is no adverse effect on the Bank’s exercise of indemnification right in the event the guarantor pays by subrogation, such as replacement of collateral with other collateral of equal or higher value, replacement of the guarantor with another guarantor with equal or greater ability to repay, or rescission or termination of the guarantee or security in proportion to the amount partially repaid.

4.	This guarantee agreement shall not be affected by a separate guarantee in the transaction between the Borrower and the Bank, if any.

5.
Each provision of the General Terms and Conditions of Credit Transactions of the Bank shall apply mutatis mutandis to the relationship with the guarantor, unless in conflict with the nature of guarantee.

Article 12 Agreement on Foreign Currency Loan

(1)	Deposit of the Borrower’s Charges

The Borrower shall agree to deposit with the Bank the amount in foreign currency required for the project other than the approved loan amount in accordance with the manner designated by the Bank.

(2)	Liability for Costs and Expenses from Breach of Agreement

The Borrower shall be liable for any indemnities and other costs and expenses claimed by competent authorities against the Bank as a result of the Borrower’s breach of this Agreement, and shall raise no objection in the event of any exercise by the Bank of its [indemnification] rights in respect thereof in the same manner as it would exercise its rights as regards the [Borrower’s] debt obligations under this Agreement.

(3)	Indemnification Payments

1.
The Borrower shall not raise any objection in the event the Bank, or its designee, exercises the right to claim for compensatory damages to which the Borrower may be entitled in case of any shortfall in quantity of, or damage to, the purchased items or any difference in the specifications thereof owing to the negligence of the supplier.

2.
If the Borrower or the Bank receives indemnification pursuant to Article 12(3) Clause 1, a Korean Won equivalent of the indemnification amount received shall be deposited to the managed funds account [held with the Bank] in the name of the Borrower.

(4)
If any payment date for principal and interest of a foreign currency loan falls on a bank holiday or a holiday for banks located in the country that issued the foreign currency, the payment date shall be the following business day (i.e., a day which is a business day for both the Bank and banks located in the country that issued the foreign currency). This provision shall also apply to prepayments.

Article 13 Purpose of Funds and Sanctions

If the Bank determines that the loan under this Agreement is operating capital subject to follow-up inspection on [use in accordance with the stated] purpose of funds, the Borrower shall perform the following: (Check (√) in the applicable square “☐” to indicate whether the loan is subject to follow-up inspection.)

☐ Subject to follow-up inspection of [use of] operating capital

☐ Not subject to follow-up inspection of [use of] operating capital

If the Borrower fails to submit a “Statement of Use of Loan” within three (3) months from the drawdown date of the loan or if the Borrower has been found to have used the loan for purposes other than the purpose originally contemplated under this Agreement and it is therefore deemed unsound to maintain an ongoing transaction, all of the loan shall be accelerated and become due and payable by written notice of the Bank, and the Borrower shall be required to immediately repay the loan. If the Borrower is found once to have used the loan for purposes other than the intended purpose, the Borrower shall be restricted from applying for a new loan for one (1) year from the date of repayment of the loan, and if the Borrower is found twice to have used the loan for purposes other than the intended purpose, the Borrower shall be restricted from applying for a new loan for five (5) years from the date of repayment of the loan.

Article 14 Stamp Duty

(1)	The Borrower and Bank shall each bear 50% of the stamp duty levied on execution of this Agreement.

(2)
If the Bank pays the Borrower’s share of the stamp duty payable under Article 14(1), the Borrower shall reimburse the Bank in accordance with Article 4(2) of the General Terms and Conditions of Credit Transactions.

Article 15 Special Terms and Conditions

(1)
If the Bank determines that there is a risk in enforcing its security due to the worsening credit status of the Borrower and requests that measures necessary for improvement of credit status be taken, the Borrower shall comply with such request without delay.

(2)	As regards Article 4, no prepayment fee shall be charged in the event of refinancing by means of a syndication loan arranged by the Bank.

January 27, 2021

Borrower:	SK E&S Co., Ltd.

Representative Director  Jeong Joon Yu   (seal)

Address:	26, Jong-ro, Jongno-gu, Seoul, the Republic of Korea

Comparison with original Seal

To Korea Development Bank

1. We confirm receipt of a copy of the General Terms and Conditions of Credit Transactions and this Agreement, and have been fully informed and made aware of the key terms and conditions.
2. The guarantor has been informed and made aware of the Borrower’s debts, default, if any, and credit management or other information.
Borrower	SK E&S Co., Ltd. Representative Director Jeong Joon Yu (seal) 26, Jong-ro, Jongno-gu, Seoul, the Republic of Korea

Exhibit D

SK E&S CP PURCHASE AGREEMENT

Attached

SK E&S CP Purchase Agreement

This Agreement (this “Agreement”) is entered into by and between SK E&S Co., Ltd. (the “Issuer”) and Samsung Securities Co., Ltd. (the “Purchaser”) to sell and purchase the CP to be issued by the Issuer (this “CP”) as follows:

Article 1 (Purchase and Offering)
(1)	The Issuer entrusts the purchase of this CP to the Purchaser, and the Purchaser accepts such entrustment.
(2)
The Purchaser shall purchase this CP as follows. In the event any outstanding balance of this CP remains after the Purchaser purchases and offers this CP for sale, the Purchaser shall be liable to deal with the same within the scope of the purchased volume.

Purchaser	Purchaser Company Name	Purchase Price
“Purchaser”	Samsung Securities Co., Ltd.	KRW 70 billion

Article 2 (Terms and Conditions of CP Issuance)
(1)	Par Value and Type of Notes for each CP: Total of 12 Notes
Two (2) Notes with a par value of KRW 10 billion (10,000,000,000) each, and ten (10) Notes with a par value of KRW 5 billion (5,000,000,000) each

(2)	Other Terms and Conditions of Issuance	(Unit: Korean Won/%)
Company Name	Par Value	Number of Notes	Issue Price	Issue Date	Maturity	Discounted Interest Rate	Remarks
SK E&S Co., Ltd.	KRW 10 billion	2	KRW 20 billion	January 20, 2021	February 18, 2021	0.85	Less than two (2) beneficial owners for each Note
	KRW 5 billion	10	KRW 50 billion	January 20, 2021	February 18, 2021	0.85

Total Purchase Price		12	KRW 70 billion

Article 3 (Payment of Purchase Price)
The Purchaser shall pay the purchase price for the CP to the Issuer as follows:
1.	CP Purchase Price Payment Date: January 20, 2021
2.	CP Purchase Price: total par value of KRW 70 billion
3.	CP Purchase Price Payment Method: deposit to the bank account in the Issuer’s name.

Article 4 (Restriction on Resale)
1.
The Purchaser acknowledges and agrees that it is aware that (i) the commercial paper has a maturity period of less than 365 days and will be issued in a private placement with less than 50 notes without filing of a registration statement under the Capital Markets Act; and (ii) in case of any transfer of the commercial paper to a specified money trust, the number of beneficial owners of the specified money trust who hold the commercial paper must total less than 50 persons (excluding any experts or related persons as specified under Article 11(1) of the Enforcement Decree of the Capital Markets Act). When selling the commercial paper, the Purchaser may sell to purchasers that are specified money trusts only if the Purchaser has verified that the number of beneficial owners of the specified money trusts who hold the commercial paper is less than 50 persons. In such case, the Purchaser shall prepare an acquisition agreement (which includes any document, irrespective of name or form that evidences that a sale and purchase was made).

2.
When selling the commercial paper, the Purchaser shall obtain from purchasers a written confirmation or otherwise secure a recording or electronic message, etc. to retain as evidence, stating the facts set forth in Article 4(1) and that while conducting trades of the commercial paper, the purchasers will check the number of beneficial owners if the transaction counterparty is a specified money trust and inform that counterparty to engage in the same procedures when reselling the commercial paper.

Article 5 (Obligation to Pay Principal and Interest)
The Issuer shall pay principal and interest on this CP on the maturity date. If the Issuer fails to pay the principal and interest on the maturity date of this CP, the highest of default interest rates applied by commercial banks with head offices in Seoul shall be applied for the period from the day following the maturity date to the date of actual payment.

Article 6 (Event of Default)
Each of the following events shall constitute an event of default of the Issuer under this CP, upon the occurrence of which any and all obligations of the Issuer hereunder shall become immediately due and payable:
1.	Suspension of bank transactions by reason that any promissory note or check issued, endorsed, guaranteed or purchased by the Issuer is dishonored or for any other reasons;
2.
Bankruptcy or rehabilitation proceedings instituted by the Issuer or any third party, or declared on the Issuer, or rehabilitation proceedings or any other similar proceedings that affect creditors are commenced against the Issuer;

3.	Any event of default with respect to any bonds other than this CP;
4.
A recommendation to improve the management of the Issuer from a creditor bank in accordance with the Corporate Restructuring Promotion Act, designation as a company with signs of insolvency or a company that lacks the possibility of business normalization, or other similar private proceedings are commenced against the Issuer (including similar proceedings commenced against the Issuer due to any enactment of or amendment to laws);

5.	Suspension or cancellation of any material business of the Issuer by any supervisory authorities;
6.
Any event of dissolution of the Issuer as specified in the Issuer’s articles of incorporation, such as expiration of established term, as ordered by the court by issuance of order or decision for dissolution, or as decided by a resolution at the general meeting of shareholders;

7.	Suspension or termination of business by the Issuer;
8.
Recognition of the Issuer as being in default or suspension of payments, such as in the event the Issuer receives a disposition from a clearing house of suspension of transactions or if the Issuer’s name is entered into the register of defaulters, etc.; or

9.	Objective determination of the Issuer as being unable to fulfill the obligations hereunder due to other reasons.

Article 7 (Special Conditions)
If any of the following events occurs before the Issuer completes repayment of this CP, the Issuer shall notify the Purchaser of such event without delay; provided that, if such event is disclosed via the Financial Supervisory Service or Korea Exchange, the disclosure may replace the notice:
1.
Internal resolution, such as a resolution by the Issuer’s board of directors to issue shares of the Issuer or any securities that may be exchanged for shares or have the right to demand issuance of additional shares;

2.	Suspension of transactions by any financial institutions owing to any dishonored promissory note or check issued by the Issuer or any other reasons;
3.	Changes, suspension or transfer of the business of the Issuer in part or in whole;
4.	Changes in the business purpose of the Issuer;
5.	Significant damages incurred by the Issuer due to acts of God or disasters, such as fire, flood, etc.;
6.
Merger or acquisition by the Issuer of another company or merger or acquisition of the Issuer by another company; split off of the Issuer; transfer of material assets of the Issuer or of the business in whole or in material part; or other material changes in the organization of the Issuer;

7.	Filing of a report to start assets revaluation and a revaluation report under the Asset Revaluation Act;
8.	Internal resolution, such as a resolution by its board of directors, for the Issuer to invest an amount equivalent to100% or more of its equity capital in another entity;
9.	Internal resolution, such as a resolution by its board of directors, for the Issuer to borrow or raise financing in an amount equivalent to 100% or more of its equity capital;
10.	Business transfer by the Issuer of a material part of its business to another company;
11.	Any other events that may have material impact on the management of the Issuer.

Article 8 (Liability)
Each party to this Agreement shall indemnify the other party for any damage incurred by that other party by reason attributable to such [indemnifying] party with respect to this Agreement.

Article 9 (Jurisdiction)
Any litigation related to this Agreement (including a petition for mediation) shall be governed by the laws of the Republic of Korea, and the Seoul Central District Court shall have exclusive jurisdiction.

Article 10 (Interpretation of Agreement, etc.)
(1)
Any matters not provided herein or any disputes between the parties in connection with the interpretation of the terms and conditions of this Agreement shall be subject to the provisions of the Financial Investment Services and Capital Markets Act, the Commercial Act, and the Bills of Exchange and Promissory Notes Act and customary practices.

(2)
Unless otherwise specified herein, any notice or request between the parties in connection with this Agreement shall be made in writing. Such notice or request shall be deemed to be duly made by sending to the address of the party as set forth below or separately designated by the party by messenger, mail or fax and upon receipt of such notice by the party. Any notice, request or other communication shall be deemed delivered on the same day if the recipient receives the same during normal working hours of the place of receipt. In any other event, any notice, request or other communication shall be deemed to be delivered on the next business day at the place of receipt.

IN WITNESS WHEREOF, the Issuer and the Purchaser caused this Agreement to be executed in two (2) copies, each of which shall be kept by the Issuer and the Purchaser, respectively.

January 20, 2021

“Issuer”: SK E&S Co., Ltd.

“Purchaser”: Samsung Securities Co., Ltd.

Exhibit E

COMMERCIAL PAPER PURCHASE AGREEMENT

Attached

COMMERCIAL PAPER PURCHASE AGREEMENT

Issuer:	SK E&S Co., Ltd.
Finance 1 Team, 8F, SK Bldg., 26, Jong-ro, Jongno-gu, Seoul

Purchaser:	HI Investment & Securities Co., Ltd.
61, Yeouinaru-ro, Yeongdeungpo-gu, Seoul

RECITALS

Article 1 (Appointment of Purchaser)
(1)
The Issuer appoints HI Investment & Securities Co., Ltd. as the Purchaser responsible for purchasing the commercial paper to be issued under the following terms and conditions (the “Commercial Paper”), and the Purchaser accepts the appointment.

Issue Amount	Purchase Price	Issue Date	Maturity	Discount Rate
KRW 50,000,000,000	KRW 49,966,232,880	January 20, 2021	February 18, 2021	0.85%

(2)	On the date of this Agreement, the Issuer shall deliver to the Purchaser all documents requested by the Purchaser with respect to the Commercial Paper.

Article 2 (Payment of Discounted Price for Commercial Paper, etc.)
(1)
The Purchaser shall purchase the Commercial Paper on the Issue Date as set forth under Article 1 (1), pay the discounted price for the Commercial Paper to the following account, and notify the Issuer of the details of such payment:

Account Holder	Account No.	Bank
SK E&S Co., Ltd.	549-910001-40501	KEB Hana Bank

(2)
As consideration for the Purchaser’s payment of the discounted price for the Commercial Paper in accordance with Article 1(1) and receipt of the interest calculation statement of the discounted notes from the Purchaser, the Issuer shall deliver the physical certificates for the Commercial Paper; provided that, the Issuer may first deliver the physical certificates for the Commercial Paper to the Purchaser and then receive the discounted price from the Purchaser.

Article 3 (Covenants)
The Purchaser undertakes to comply with the following covenants:
1.	The Purchaser shall faithfully perform the obligations under this Agreement and comply with applicable laws.

2.
Unless required by applicable laws or supervisory authorities, the Purchaser shall not disclose any documents related to the Commercial Paper received from the Issuer without the consent of the Issuer.

3.
The Purchaser acknowledges and agrees that it is aware that (i) the Commercial Paper has a maturity period of less than 365 days and will be issued in a private placement with less than 50 notes without filing of a registration statement under the Capital Markets Act; and (ii) in case of any transfer of commercial paper to a specified money trust, the number of beneficial owners of the specified money trust who hold the Commercial Paper, together with any other purchasers, must total less than 50 persons. When selling the Commercial Paper, the Purchaser may sell to purchasers that are specified money trusts only if the Purchaser has verified that the number of beneficial owners of the specified money trusts who hold the Commercial Paper is less than 50 persons.

4.	When selling the Commercial Paper, the Purchaser shall obtain from purchasers a written confirmation or otherwise secure a recording or electronic message, etc. stating as above to retain as evidence.

Article 4 (Fees, etc.)
Any consideration payable to the Purchaser, such as fees for the purchase of the Commercial Paper under this Agreement, will be deemed to have been reflected in the discount rate on the Commercial Paper and will not be separately paid. Other expenses paid by the Purchaser with respect to the purchase of the Commercial Paper shall be borne by the Purchaser.

Article 5 (Jurisdiction)
Any disputes that arise from or in connection with the execution, performance or breach of this Agreement shall be subject to the jurisdiction of the Seoul Central District Court as the court of first instance.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in two (2) copies.

January 20, 2021

Issuer:	SK E&S Co., Ltd. Finance 1 Team, 8F, SK Bldg., 26, Jong-ro, Jongno-gu, Seoul Representative Director: Jeong Joon YU (seal)

Purchaser:	HI Investment & Securities Co., Ltd. 61, Yeouinaru-ro, Yeongdeungpo-gu, Seoul Representative Director: Kyung Kyu KIM (seal)

Exhibit F

COMMERCIAL PAPER PURCHASE AGREEMENT

Attached

COMMERCIAL PAPER PURCHASE AGREEMENT

Issuer:	SK E&S Co., Ltd.
Finance 1 Team, 8F, SK Bldg., 26, Jong-ro, Jongno-gu, Seoul

Purchaser:	HI Investment & Securities Co., Ltd.
61, Yeouinaru-ro, Yeongdeungpo-gu, Seoul

RECITALS

Article 1 (Appointment of Purchaser)
(3)
The Issuer appoints HI Investment & Securities Co., Ltd. as the Purchaser responsible for purchasing the commercial paper to be issued under the following terms and conditions (the “Commercial Paper”), and the Purchaser accepts the appointment.

Issue Amount	Purchase Price	Issue Date	Maturity	Discount Rate
KRW 100,000,000,000	KRW 99,937,534,257	January 25, 2021	February 18, 2021	0.95%

(4)	On the date of this Agreement, the Issuer shall deliver to the Purchaser all documents requested by the Purchaser with respect to the Commercial Paper.

Article 2 (Payment of Discounted Price for Commercial Paper, etc.)
(3)
The Purchaser shall purchase the Commercial Paper on the Issue Date as set forth under Article 1 (1), pay the discounted price for the Commercial Paper to the following account, and notify the Issuer of the details of such payment:

Account Holder	Account No.	Bank
SK E&S Co., Ltd.	549-910001-40501	KEB Hana Bank

(4)
As consideration for the Purchaser’s payment of the discounted price for the Commercial Paper in accordance with Article 1(1) and receipt of the interest calculation statement of the discounted notes from the Purchaser, the Issuer shall deliver the physical certificates for the Commercial Paper; provided that, the Issuer may first deliver the physical certificates for the Commercial Paper to the Purchaser and then receive the discounted price from the Purchaser.

Article 3 (Covenants)
The Purchaser undertakes to comply with the following covenants:
5.	The Purchaser shall faithfully perform the obligations under this Agreement and comply with applicable laws.

6.
Unless required by applicable laws or supervisory authorities, the Purchaser shall not disclose any documents related to the Commercial Paper received from the Issuer without the consent of the Issuer.

7.
The Purchaser acknowledges and agrees that it is aware that (i) the Commercial Paper has a maturity period of less than 365 days and will be issued in a private placement with less than 50 notes without filing of a registration statement under the Capital Markets Act; and (ii) in case of any transfer of the Commercial Paper to a specified money trust, the number of beneficial owners of the specified money trust who hold the Commercial Paper, together with any other purchasers, must total less than 50 persons. When selling the Commercial Paper, the Purchaser may sell to purchasers that are specified money trusts only if the Purchaser has verified that the number of beneficial owners of the specified money trusts who hold the Commercial Paper is less than 50 persons.

8.
When selling the Commercial Paper, the Purchaser shall obtain from purchasers a written confirmation or otherwise secure a recording or electronic message, etc., stating as above to retain as evidence.

Article 4 (Fees, etc.)
Any consideration payable to the Purchaser, such as fees for the purchase of the Commercial Paper under this Agreement, will be deemed to have been reflected in the discount rate on the Commercial Paper and will not be separately paid. Other expenses paid by the Purchaser with respect to the purchase of the Commercial Paper shall be borne by the Purchaser.

Article 5 (Jurisdiction)
Any disputes that arise from or in connection with the execution, performance or breach of this Agreement shall be subject to the jurisdiction of the Seoul Central District Court as the court of first instance.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in two (2) copies.

January 25, 2021

Issuer:	SK E&S Co., Ltd. Finance 1 Team, 8F, SK Bldg., 26, Jong-ro, Jongno-gu, Seoul Representative Director: Jeong Joon YU (seal)

Purchaser:	HI Investment & Securities Co., Ltd. 61, Yeouinaru-ro, Yeongdeungpo-gu, Seoul Representative Director: Kyung Kyu KIM (seal)